UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 2005
Flamel Technologies S.A.
(Translation of registrant’s name into English)
Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux cedex France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION FILED WITH THIS REPORT
Document Index

99.1	Notice of a Combined Ordinary and Extraordinary General Meeting of Shareholders on October 24, 2005.
99.2	Draft Resolutions submitted to the Ordinary and Extraordinary General Shareholders’ Meeting to be held on October 24, 2005.
99.3	Board Report to be submitted to the Combined Ordinary and Extraordinary General Shareholders’ Meetings to be held on October 24, 2005.
99.4	Financial Results of the Past Five Years.
99.5	Form of Proxy to Shareholders.
99.6	Form of Proxy to ADR Holders.
99.7	Document and Information Request Form.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies S.A.
	By:	/s/ Stephen Willard
Dated: October 6, 2005		Name:	Stephen Willard
		Title:	Chief Executive Officer

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